July 2018

RE:     Please Vote AGAINST Marie Knowles, 14-year Chair of the Board’s Audit Committee at McKesson Corp., (NYSE:MCK) annual shareholders meeting on July 25th

Dear Fellow McKesson Shareholder:

Following last year’s Say-on-Pay defeat – a vote driven chiefly by concerns over the company’s role in the opioid crisis and the failure to adjust CEO John Hammergren’s compensation as a result -- McKesson’s board has taken steps to soothe investor concerns over executive compensation.  These changes alone, however, fail to address the increasingly evident failures in the Audit Committee’s oversight of the actual opioid anti-diversion practices that led to last year’s costly settlement with the Drug Enforcement Administration (DEA).1  Significantly, based on recently disclosed books and records information of board meetings, the Audit Committee appears to have paid scant attention to the functioning of the company’s Controlled Substances Monitoring Program (CSMP) in the aftermath of the original 2008 settlement with the DEA over opioid distribution.

As Audit Committee chair since 2004, and a member since 2003, we believe Marie Knowles bears considerable responsibility for this failure.2  Accordingly, we urge investors to VOTE AGAINST Knowles’ re-election to the board at McKesson’s annual shareholder meeting on July 25th.

We note that the risks facing McKesson have only intensified in the 12 months since last year’s vote – the second largest ‘no vote’ on pay of any S&P500 company last year.  McKesson now faces 394 lawsuits related to its opioid distribution practices, many consolidated in the closely watched multi-district litigation in Ohio, where bellwether trials begin next year.  Dozens of state attorneys general have also issued document requests from the company in preparation for possible litigation, with industry watchers drawing parallels to the big tobacco settlements of two decades ago.  Most recently, in May, CEO Hammergren appeared before the U.S. House Energy and Commerce Committee to answer questions about the company’s conduct in West Virginia, including how McKesson came to supply 5.6 million doses of prescription opioids to a single pharmacy in the town of Kermit--a population of 400--in just two years.

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1 In January 2017, McKesson paid a record $150 million civil penalty for alleged violations of the Controlled Substances Act between 2008 and 2013; agreed to suspend sales of controlled substances from four facilities; and to enhance compliance, including more rigorous staffing, periodic auditing and an independent monitor to assess compliance. Critically, the DEA statement announcing the penalty found that “even after designing a compliance program after the 2008 settlement, McKesson did not fully implement or adhere to its own program.”

2 Knowles is the only incumbent member of the Audit Committee to have served on the Committee during the critical period of 2008 to 2013.

Amid these challenges, investors must insist on an Audit Committee Chair that will ensure more rigorous oversight than provided under the leadership of Marie Knowles.

For investors, we believe the key considerations regarding a vote against Knowles’ re-election include:

•        The Audit Committee’s Failed Opioid Oversight:  Despite McKesson’s commitments to strengthen the company’s regulatory compliance and anti-diversion practices in the 2008 settlement with the DEA, the Audit Committee failed to review the corporate-wide functioning of the CSMP for more than four years.  When it finally did in January 2013-- just two months before McKesson’s distribution center in Aurora, Colorado, was raided by the DEA for having reported almost no suspicious orders for more than four and a half years —it was too late to act. The Aurora raid eventually broadened into the nation-wide investigation3 that led to the second settlement with the DEA in 2017.

•        The Independent Board Committee’s Exoneration of Directors Does not Withstand Close Scrutiny:  Initiated at the request of the Teamsters and made public in April 2018 through a summary report,4 the Special Committee’s investigation suffers from critical weaknesses that undermine the validity and utility of its conclusions to investors.  Among other things, it arrives at its conclusions having excluded from its examination the company’s actual opioid sales records; this makes it impossible for the report to actually assess what went wrong and does little to alleviate concerns regarding the Audit Committee’s effectiveness.

•        The Long History of Costly Compliance Failures throughout Knowles’ Tenure:  During Knowles’ membership of the Audit Committee, McKesson has incurred nearly a billion dollars in fines stemming from compliance failures.  Besides the ongoing opioid litigation, the company also faces potentially costly allegations that it mishandled cancer medication – practices that cost competitor AmerisourceBergen nearly $900 million in civil and criminal fines last year.

The Teamsters and its affiliated pension and benefit funds have more than $100 billion invested in the capital markets and have substantial holdings in McKesson.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

3 Ultimately, the DEA determined 12 of the company’s 28 distribution centers were failing in their opioid-related compliance.

4 Available at: http://www.mckesson.com/about-mckesson/fighting-opioid-abuse/board-response/. The Special Committee was comprised of Donald Knauss (Chair), Anthony Coles and Susan Salka. The Teamsters met with the Committee’s outside counsel in June 2017, with Committee members joining by telephone.

The Audit Committee’s Failed Opioid Oversight

There can be no question that overseeing the implementation and functioning of the company’s anti-diversion controls, or controlled substance monitoring program, ought to have been a top priority for the Audit Committee.  Not only is compliance with the Controlled Substances Act, which requires that drug distributors maintain an anti-diversion program to identify, report and to cease filling suspicious orders, perhaps the industry’s most critical compliance challenge, but the Audit Committee had effectively been put on notice by the 2008 settlement with the DEA.

Stemming from the failure to report suspicious orders of prescription opioids from internet pharmacies, the 2008 agreement, among other things, specifically required the company to implement a revised controlled substance monitoring program.  The DEA, in no uncertain terms, spelled out the implications of McKesson’s action in May 2008, when it said that, “by failing to report suspicious orders for controlled substances that it received from rogue Internet pharmacies, the McKesson Corporation fueled the explosive prescription drug abuse problem we have in this country.”  Shortly before the agreement was finalized, CEO Hammergren also assured investors that “nothing is more important…than the safety of our drug supply chain.”

And yet, the Audit Committee, under Knowles’ leadership, appears to have paid insufficient attention to the implementation and functioning of the revamped CSMP.  It also failed to spot numerous red-flags that would have alerted it to weaknesses in the CSMP – deficiencies that were eventually revealed when the company’s Aurora facility was raided by the DEA in March 2013.5

According to excerpts from and analysis of the company’s books and record -- as set out in two derivative lawsuits pending against McKesson6 -- we note that the Audit Committee, after obtaining an initial assessment of the new CSMP in October 2008, did not receive another full audit of the company’s anti-diversion program until January 2013 -- nearly four and a half years later!7  This was despite the fact that the initial assessment found that improvements were “need[ed].”

Critically, over the intervening period, there were growing signs that the CSMP was not effectively being implemented – indications that even a cursory questioning of management ought to have alerted the Audit Committee.  In 2011, for instance, the DEA raised concerns at the lack of suspicious order reporting at the company’s Ohio and Maryland distribution facilities.  The Maryland facility, along with the Aurora, Colorado center, had been a focus of the 2008 settlement and thus ought to have been on the Audit Committee’s radar.8

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5 At the time of the raid, the Aurora, Colorado facility had reported to the DEA just 16 suspicious orders out of more than 1.6 million controlled substances orders since June 2008, all of which pertained to one single pharmacy, with which McKesson was no longer doing any business. Following the DEA visit, the distribution center reported 2,447 suspicious orders over the ensuing six months, many backdated months and years. According to DEA documents, reviewed by Fortune Magazine (Erika Fry, “Following the Pills,” June 13, 2017), the government alleged, among other things, the distribution center preemptively raised suspicious order thresholds, set them so high that they would never trigger a review, or simply ignored them.

6 See McKesson Corporation Derivative Litigation, 17-cv-01850, U.S. District Court, Northern District of California (San Francisco), Steinberg v. Bryant, 2017-0736, Delaware Court of Chancery.

7 Beginning in 2010, the annual audit of a sampling of distribution centers included in its assessment the respective site’s CSMP.  This was not, however, a corporate-wide, dedicated evaluation of the CSMP. Moreover, the 2010 report found that the “Distribution Centers selected for testing consistently lacked documented evidence to demonstrates controls are operating effectively.” Based on the derivative suit disclosures, the full board, did not discuss the functioning of CSMP, following the 2008 settlement, until May 2014; discussions regarding the opioid crisis and DEA oversight were broached as a “Public Policy Issue.”

While McKesson reports that the Audit Committee will review the CSMP annually going forward, investors must insist on a Committee Chair that will ensure more rigorous oversight than had been provided in previous reviews.

The Independent Board Committee’s Exoneration of Directors Does not Withstand Close Scrutiny

In April 2018, McKesson published the findings of the board’s independent examination into the oversight of the company’s opioid distribution practices and compliance programs, an investigation undertaken in response to an October 2016 request from the Teamsters.  While the report details some important changes going forward, it falls far short of a robust examination of how the company’s compliance programs went tragically awry under the oversight of the Audit Committee and Knowles’ leadership.

Critically, rather than addressing how the Audit Committee members, the Internal Audit and the external auditor collectively failed to spot weaknesses in management’s implementation of the CSMP, the report seems to focus on demonstrating that failure was not a product of “bad faith” or “recklessness.”  It also explicitly excluded, in arriving at this conclusion, an examination of the company’s actual opioid sales.9  This suggests to us that the report was prepared with more of an eye towards defending against legal suits than a thorough evaluation of the performance, competency and accountability of specific individuals.

The investigation, for example, determined that a “critical piece of evidence in its investigation” that the Audit Committee acted in good faith was the “Green-Satisfactory” rating given to the CSMP by the Internal Audit at the committee’s January 2013 meeting.  Left unaddressed by the investigation, however, is how just three months after the Internal Audit’s report, the CSMP was demonstrated to be tragically failing at the Aurora facility for four and a half years.  Why the Internal Audit did not identify weaknesses in the company’s CSMP and who was responsible for this failure– the performance of the Internal Audit function being, we note, a key oversight responsibility of the Audit Committee -- are critical blind spots in the investigation.

Similarly, the report assigns no responsibility to the discovery in 2014 that the company was apparently failing to comply with a number of state requirements related to suspicious order reporting.  When grilled at a May 8, 2018, hearing of the House Energy and Commerce Committee by Representative David McKinley (R-WV) as to why McKesson failed to report any suspicious orders to the West Virginia State Board of Pharmacy from 2001-2014, CEO Hammergren, like the Special Committee, evaded the question of responsibility on this issue.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

8We note that Ohio and Maryland facilities were also critical suppliers to West Virginia, commonly referred to ‘ground zero’ of the nation’s opioid crisis.

9 In a footnote, the Special Committee cited cost as the reason why the committee chose not to examine opioid sales records that could show where the problems had occurred, why they were not properly reported and remedied, and who was responsible for not correcting the problem or, at the board level, who was or was not digging into the issue and insisting that the problem be addressed.  In a June 2017, meeting with the independent committee’s counsel, we stressed the importance that the investigation examines the opioid sales data on a pharmacy-level basis.

Equally troubling is the report’s conclusion that “while the investigation found that the Company designed and implemented its controlled substance monitoring program in good faith, there were, with the benefit of hindsight, areas where the Company’s program fell short,” such as “additional staffing and more standardized processes.”  Referring to “hindsight,” however, only makes sense when talking about unexpected events, not risks to which the Audit Committee should have been keenly aware, particularly after the 2008 settlement.  Moreover, the company’s actions to subsequently bolster the short-comings in the CSMP evidences the practice an attentive board would have ensured were put into place following the 2008 settlement.

We believe the investigation’s conclusion that directors did not act in bad faith cannot be read as an endorsement of the Audit Committee’s performance.  Directors are not elected simply on the basis that they will refrain from acting in bad faith: they are appointed for their foresight, competency, judgment and their ability to hold themselves accountable--qualities that the investigation failed to assess.  For the Audit Committee, the mission is to independently oversee the audit function and its results - not to accept uncritically what management reports and to assume that all is well notwithstanding a number of warning flags.

The Long History of Costly Compliance Failures throughout Knowles’ Tenure

Since Knowles joined the Audit Committee in 2003, McKesson has incurred more than a billion dollars in legal costs due to an array of legal and regulatory compliance failures.  Even without the opioid issue, this unenviable record ought to warrant refreshed leadership of the Audit Committee.

During Knowles’ tenure, McKesson became embroiled in a wide-scale price fixing scandal in which the company was accused of conspiring to artificially inflate the average wholesale price (AWP) of hundreds of drugs between 2001 and 2009—ripping off state Medicaid programs across the country, as well as third party payers.  McKesson ultimately paid around $840 million to settle litigation and fraud claims.

More recently, in April, McKesson was accused by a private health care company of illegally pooling leftover cancer medication from single-dose vials and selling it on to public and private health-care providers, thus violating FDA rules, and resulting in false claims being submitted to the government for drugs between 2007 and 2010.  The suit, said to be filed on behalf of the United States and 31 States, follows a similar lawsuit against AmerisourceBergen, which last year settled for nearly $900 million.

Given this history, not only would it be in the pragmatic interests of shareholders to rotate Knowles off the committee, but also to appoint fresh financial expertise to the committee.  It is baffling then that, amid a broader refreshing of committee memberships, the only change to the Audit Committee has been the replacement of Susan Salka, a board member since 2014, with Christine Jacobs, a director with nearly two decades of tenure (and who perhaps, more than any other director bears responsibility for the company’s executive pay problems, given her membership of the Compensation Committee from 2000 to 2018).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

New Audit Committee Leadership is Urgently Needed

Last year’s Say-on-Pay defeat should have alerted the board to investor concerns not only over Hammergren’s compensation, but to the board’s broader handling of the opioid crisis.  Unfortunately, while developments and disclosures since the 2017 shareholder meeting have only intensified this concern, the board has inexplicably failed to address the troubling leadership of the Audit chair.  Accordingly, we urge shareholders to Vote AGAINST Knowles’ re-election to the board.

For more information, please contact Michael Pryce-Jones, Teamsters Capital Strategies at (202) 624-8990 or by email at mpryce-jones@teamster.org.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.